Exhibit 99.1

Santander Chile Announces the Pricing of US$750
Million of 2.700% Senior Notes due 2025

January 7, 2020. Banco Santander Chile (“Santander”) announced today the pricing of US$750 million aggregate principal amount of its 2.700% Senior Notes due 2025 (the “Notes”). The Notes will be issued at a price of 100% of the principal amount and Santander expects to use the net proceeds from the offering for general corporate purposes.

The Notes were offered in the United States of America through a private placement to qualified institutional buyers, in accordance with Rule 144A under the U.S. Securities Act of 1933, as amended (the "Securities Act "), and outside the United States America, in accordance with Regulation S under the Securities Act.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the Notes, nor will there be any sale of the Notes, in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state or jurisdiction.

About Banco Santander

Banco Santander Chile is one of the largest banks in Chile in terms of loans. As of September 30, 2019, we had total assets of Ch$46,579 billion, outstanding loans net of allowances for loan losses of Ch$31,081 billion, total deposits of Ch$22,868 billion and equity of Ch$3,358 billion. Our BIS ratio at September 2019 was 12.8% with a core capital ratio of 10.2%.

Banco Santander Chile cautions that this press release contains forward looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward looking statements are found in various places throughout this press release and include, without limitation, statements concerning our future business development and economic performance. While these forward looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates, and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America, could adversely affect our business and financial performance.